ARCHER INVESTMENT SERIES TRUST

Resolutions Regarding Fidelity Bond Coverage
as They Appear in the Minutes for the June 2, 2022 Board of Trustees Meeting

RESOLVED, that the Trust be named as an insured under the Investment Company Bond ("Bond") having an aggregate coverage of $600,000.00 issued by Travelers Insurance against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED, that it is the finding of the Board of Trustees and a majority of Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the Trust's proposed business activities; and

FURTHER RESOLVED, that the premium on such Bond presented at this meeting is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED: That any one officer of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1; and

FURTHER RESOLVED: That the officers of the Trust are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder.

CERTIFICATE OF SECRETARY

ARCHER INVESTMENT SERIES TRUST

REGARDING FIDELITY BOND

The undersigned, being the duly elected, qualified and Secretary of the Archer Investment Series Trust, a business trust organized under the laws of State of Ohio (the "Trust"), hereby certifies attached hereto is a true and complete copy of resolutions related to the renewal of the fidelity bond adopted by the Board of Trustees of the Trust on June 2, 2022, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the said Company on this 10th day of June, 2022.

Archer Investment Series Trust

/s/ Charles R. Ropka
Charles R. Ropka
Secretary

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:
ITEM 4: (but only for a **Single Loss** that is discovered on or after the Effective Date of this endorsement)

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$600,000	$0
Coverage A.2. Restoration Expenses	$600,000	$1,000
B. ON PREMISES	$600,000	$1,000
C. IN TRANSIT	$600,000	$1,000
D. FORGERY OR ALTERATION	$600,000	$1,000
E. SECURITIES	$600,000	$1,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$600,000	$1,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$600,000	$1,000
Coverage I.2. Fraudulent Instructions	$600,000	$1,000
Coverage I.3. Restoration Expense	$600,000	$1,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$600,000	$1,000

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America — Effective Date: 05/31/2022
Policy Number: 106706500

IVBB-19001 Ed. 01-16
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